SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2009

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:           July 27, 2009

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Head of Investor Relations
+5266-7758-5838
vfueyo@homex.com.mx

Second Quarter 2009 Results

Homex’  2Q09 Solid Financial Results Demonstrate Business Model Strength and Leadership in Mexican Homebuilding Sector

Culiacan Mexico, July 27, 2009—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the second quarter ended June 30, 20091.

MFRS B-10 Effects of Inflation

Effective January 1, 2008, and according to MFRS B-10 “Effects of Inflation,” the Company did not recognize the effects of inflation in the financial information during the year ended December 31, 2008 and will not recognize them during 2009. Accordingly, second quarter 2008 and second quarter 2009 figures are presented without the effects of inflation.

Highlights

•
In the second quarter of 2009, total homes sold increased 11.2 percent when compared to the second quarter of 2008, mainly driven by solid 12.1 percent volume growth in the affordable entry-level segment, as a result of Homex’ strong focus, expertise and leadership in the segment and continued financing availability through INFONAVIT and FOVISSSTE. Mortgage availability for middle-income homes through FOVISSSTE and INFONAVIT co-financing products resulted in 1.4 percent growth in middle-income homes sold for the quarter.

•	Total revenue in the 2009 second quarter increased 7.9 percent to Ps.4.7 billion (US$359 million) from Ps.4.4 billion (US$332 million) for the same period in 2008.

•
Gross margin for the second quarter of 2009 was 30.7 percent compared to 32.4 percent during the second quarter of 2008. Gross margin adjusted for the application of MFRS D-6 “Capitalization of Comprehensive Financing Cost” remained stable at 32.5 percent compared to 32.7 percent during the same period of last year.

1 Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Second Quarter 2009 and 2008 figures are presented without recognizing the effects of inflation per the appilcation of MFRS B-10 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures are presented only for the convenience of the reader and are estimated using an exchange rate of Ps. 13.1812 per US$1.00. Second quarter 2009 financial information is unaudited and is subject to adjustments.

Figures comparison expressed in basis points are provided for the convenience of the reader. Basis points figures may not match do to rounding.

•
Selling, General and Administrative Expenses (SG&A), as a percentage of revenues, increased 94 bps to 12.2 percent during the second quarter of 2009 compared to 11.2 percent during the same period last year, mainly driven by increased sales and marketing expenses designed to grow the Company´s market share.SG&A as a percentage of revenue when compared to the first quarter of 2009 decreased 49 bps as a result of our ongoing expense reduction programs including lower marketing expenses as a result of tailored marketing campaigns and lower payroll expenses as part of the Company’s administrative personnel reduction program.

•
Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) during the recent quarter was Ps.1,095 million (US$83 million), a 4.1 percent increase from the Ps.1,052 million (US$80 million) reported in the second quarter of 2008.

•
Adjusted EBITDA margin decreased 85 basis points to 23.2 percent in the second quarter of 2009 from 24.0 percent in the second quarter of 2008, mainly driven by higher SG&A expenses resulting from increased sales and marketing efforts.

•
For the second quarter of 2009, net income was Ps.666 million (US$50 million) compared to Ps.722 million (US$55 million) for the second quarter of 2008. Net income margin for the second quarter of 2009 was 14.1 percent.

•
Quarterly free cash flow generation resulted in a positive balance of Ps. 230 million, as a result of increased sales and improvements to the Company’s collection process as well as lower capital expenditures, in line with the Company’s conservative strategy to preserve cash.

 “We believe Homex’ second quarter results demonstrate our ability to successfully navigate a challenging economic environment and deliver solid financial performance. As a company, we have remained focused on leveraging our diversified footprint and concentrating on the growing affordable entry and low-middle income segments where we see the greatest opportunities. We are also committed to exceeding the expectations and needs of our customers by constantly training our sales team and improving the quality of our product offering through our customization program, integration of sustainable and environmentally friendly attributes in our communities and the incremental use of our innovative aluminum mould technology,” said Gerardo de Nicolás Chief Executive Officer of Homex. “We remain confident about Homex’ growth expectations for the remainder of the year.”

FINANCIAL AND OPERATING HIGHLIGHTS						SIX MONTHS
Thousands of pesos	2Q'09 U.S Dollars (Convenience Translation)	2Q'09	2Q'08	% Chg.	2009	2008	% Chg.
Volume (Homes)	14,928	14,928	13,426	11.2%	26,819	24,077	11.4%
Revenues	$358,605	$4,726,840	$4,381,085	7.9%	$8,496,052	$7,862,452	8.1%
Gross profit	$110,109	$1,451,369	$1,418,840	2.3%	$2,406,018	$2,514,233	-4.3%
Operating income	$66,480	$876,285	$926,872	-5.5%	$1,353,176	$1,629,235	-16.9%
Interest expense, net	$1,292	$17,028	$32,632	-47.8%	$-4,448	$60,118	-107.4%
Net income	$50,561	$666,450	$722,296	-7.7%	$946,372	$1,226,622	-22.8%
Adjusted EBITDA (a)	$83,054	$1,094,745	$1,051,984	4.1%	$1,953,909	$1,897,025	3.0%
Gross margin	30.7%	30.7%	32.4%		28.3%	32.0%
Operating margin	18.5%	18.5%	21.2%		15.9%	20.7%
Adjusted EBITDA margin	23.2%	23.2%	24.0%		23.0%	24.1%
Earnings per share	1.99	1.99	2.16		2.83	3.66
Earnings per ADR presented in US (b)	0.91	0.91	0.98		1.29	1.67
Weighted avge. shares outstanding (MM)	334.9	334.9	334.9		334.9	334.9
Accounts receivable (as a % of sales)					62.2%	54.4%
Accounts receivable (days) period-end					224	196
Inventory turnover (days) period-end					376	369
Inventory (w/o land) turnover (days) period-end					68	62

SECOND QUARTER 2009 RESULTS

(a) Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means MFRS net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss) including CFC capitalized to land balances that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for reconciliation of net income to Adjusted EBITDA for the second quarter of 2009 and 2008.

 (b) US$ values estimated using an exchange rate of Ps. 13.1812 per US$1.00.  Common share/ADR ratio: 6:1

Operating Results

Homex operated in 34 cities and 21 states across Mexico as of June 30, 2009.

Sales volumes. During the second quarter of 2009, sales volume totaled 14,928 homes, an increase of 11.2 percent, a result of the Company’s product mix which focuses on the affordable-entry and low-middle income level, where demand and mortgage financing availability through INFONAVIT and FOVISSSTE continues to be relatively stable. During the second quarter of 2009, affordable entry-level volume accounted for 13,723 homes or 91.9 percent of total sales volume, an increase of 78 basis points when compared to 91.2 percent for the same period in the previous year. Middle-income volume in the second quarter of 2009 rose 1.4 percent to 1,205 homes from 1,188 homes during the second quarter of 2008. The increase was driven by INFONAVIT and FOVISSSTE’s co-financing mortgage programs evidenced on INFONAVIT’s 18.9 percent growth in mortgages for the low-middle sector during the second quarter of 2009 when compared to the same period of the previous year.

Middle-income volume represented 8.1 percent of the total sales volume during the second quarter of 2009, a decrease of 78 basis points when compared to the 8.8 percent that middle-income volume represented during the second quarter of 2008 as a result of our increased participation in the affordable-entry level segment.

VOLUME
	2Q'09	2Q'08	Change 2Q09 / 2Q08	2009 Acum	2008 Acum	Change 09/08
Affordable-entry	13,723	12,238	12.1%	24,663	21,941	12.4%
Middle income	1,205	1,188	1.4%	2,156	2,136	0.9%
Total volumen	14,928	13,426	11.2%	26,819	24,077	11.4%

The average price during the second quarter of 2009 for all homes sold was Ps.315 thousand, a 2.8 percent decrease compared to the second quarter of 2008. This result reflects Homex’ focus and participation in lower affordable products, evidenced by the 2.0 percent decrease in the average price for affordable entry-level homes when compared to the second quarter of 2008.

AVERAGE PRICE		PRICE RANGE BY SEGMENT*
Thousands of pesos	2Q'09	2Q'08	Change 2Q09 / 2Q08	Low	High
Affordable-entry	$270	$276	-2.0%	$185	$600
Middle income	$823	$820	0.4%	$601	$1,500
Average price for all homes	$315	$324	-2.8%

* The Company categorized its products sold during the quarter according to the price ranges presented above.

SECOND QUARTER 2009 RESULTS

Mortgage financing. For the second quarter of 2009, 81.3 percent of the Company’s customers obtained mortgages through INFONAVIT. As a result of our increased participation in FOVISSSTE’s mortgage program, financing from FOVISSSTE increased 215 bps to 11.9 percent from 9.7 percent during the first quarter this year. The remainder of Homex’ customers were mainly financed by the five largest commercial banks.

MORTGAGE FINANCING BY SEGMENT
Number of mortgages
Financing source	2Q'09	% of Total	2Q'08	% of Total	2009 Acum	% of Total	2008 Acum	% of Total
INFONAVIT	12,130	81.3%	10,862	80.9%	22,056	82.2%	19,703	81.8%
SHF & Banks	1,025	6.9%	819	6.1%	1,833	6.8%	2,001	8.3%
FOVISSSTE	1,773	11.9%	1,745	13.0%	2,930	10.9%	2,373	9.9%
Total	14,928	100.0%	13,426	100.0%	26,819	100.0%	24,077	100.0%

Geographic expansion. During the second quarter of 2009, Homex maintained its strategy of consolidating its presence in the regions where the Company has operations. As such, Homex did not open operations in any new cities and continued to strengthen and grow its ongoing projects in existing areas in light of reduced competition from small and medium-sized homebuilders who are exiting the market mainly due to credit and liquidity restrictions.  This leaves opportunities for well-capitalized companies such as Homex to increase leadership, visibility and market share in these cities.

For the remainder of the year, the Company intends to continue to follow its strategy of maintaining a geographically diverse base of projects in medium-sized cities to minimize execution risk, while strengthening and growing its ongoing projects in existing areas, thus reducing initial operational expenses.

Financial Results

Revenues increased 7.9 percent in the second quarter of 2009 to Ps.4,727 million from Ps.4,381 million in the same period of 2008. Total housing revenues in the second quarter of 2009 increased 8.1 percent, mainly driven by solid affordable-entry level sales volume. Affordable-entry level revenues increased 9.9 percent during the second quarter of 2009, while revenues from middle-income sector increased by 1.9 percent. The Company’s growth in both segments reflects the resilience of the homebuilding industry and continued mortgage availability from the main mortgage suppliers in Mexico: INFONAVIT and FOVISSSTE as well as from commercial banks. As a percentage of total revenues, affordable entry-level homes sales increased to 78.5 percent in the second quarter of 2009 from 77.1 percent in the second quarter of 2008. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials, such as block and concrete, decreased 19.9 percent as a result of increased internal use. Other revenues represented 0.5 percent of total revenues during the second quarter of 2009.

REVENUES BREAKDOWN
Thousands of pesos	2Q'09	2Q'08	Change 2Q09 /2Q 08	2009 Acum	2008 Acum	Change 09 / 08
Affordable-entry	$3,711,284	$3,377,817	9.9%	$6,669,786	$6,055,874	10.1%
Middle income	$992,235	$974,139	1.9%	$1,775,615	$1,751,499	1.4%
Total housing revenues	$4,703,519	$4,351,956	8.1%	$8,445,401	$7,807,373	8.2%
Other revenues	$23,321	$29,129	-19.9%	$50,651	$55,079	-8.0%
Total revenues	$4,726,840	$4,381,085	7.9%	$8,496,052	$7,862,452	8.1%

SECOND QUARTER 2009 RESULTS

Gross profit decreased to 30.7 percent in the second quarter of 2009  from 32.4 percent in the same quarter of last year, due to the effects of MFRS D-6. Pursuant to the application of MFRS D-6 initiated in 2007, the Company is required to capitalize its Comprehensive Financing Cost (“CFC”), which includes the interest expense, exchange loss or gain and monetary position (until December 31, 2007). During the second quarter of 2009, the Company registered a foreign exchange gain of Ps.117 million, a 175 percent increase compared to the same period last year, which  was mainly driven by the appreciation of 9.1 percent of the Mexican peso relative to the US dollar. Likewise, capitalized interest expense increased 264 percent to Ps.203 million during the second quarter of 2009 compared to Ps.56 million in the second quarter of 2008. The increase in our capitalization during the second quarter of 2009 ultimately caused the Company’s capitalized CFC to increase 535 percent to Ps.85 million compared to Ps.13 million during the same period last year.

On a pro-forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex´ gross margin for the quarter was 32.5 percent, remaining relatively stable when compared to 32.7 percent during the same period of previous year, demonstrating the effectiveness of the Company´s cost control strategies.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	2Q'09	2Q'08	Change 09 / 08
COST OF SALES
Exchange loss	$-116,611	$-42,448	174.7%
Interest expense	$203,055	$55,799	263.9%
Inflation accounting accumulated effect	$-1,616	-	-
Total capitalization of CFC	$84,828	$13,351	535.4%

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	As of June 30, 2009	As of June 30, 2008	Change 09 / 08
INVENTORY
Exchange loss	$11,381	$-19,238	-159.2%
Interest expense	$198,817	$142,871	39.2%
Inflation accounting accumulated effect	$-2,611	$-28,904	-
Total capitalization of CFC	$207,587	$94,729	119.1%

Selling, General and Administrative Expenses (SG&A). As a percentage of total revenues, SG&A for the second quarter of 2009 increased to 12.2 percent from 11.2 percent for the second quarter of 2008. The increase was principally attributable to increased sales and enhanced marketing efforts designed to grow the Company’s market share. Moreover, SG&A, when compared to 1Q09 decreased 49 bps from 12.7 percent, as a result of our ongoing expense reduction programs including lower marketing expenses as a result of tailored marketing campaigns and lower payroll expenses as part of the Company’s administrative personnel reduction program.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Thousands of pesos	2Q'09	% of Total	2Q'08	% of Total	Change 09 / 08
Selling, general and administrative expenses	$552,320	11.7%	$469,204	10.7%	17.7%
Beta Trademark amortization	$22,764	0.5%	$22,764	0.5%	0.0%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$575,084	12.2%	$491,968	11.2%	16.9%

Operating income. During the second quarter of 2009, operating income decreased 5.5 percent to Ps.876 million from Ps.927 million in the same period of 2008. Lower operating profit during the second quarter of 2009 was partly driven by the effects of MFRS D-6, which requires that the Company capitalize its Comprehensive Financing Cost (“CFC”). Operating income as a percentage of revenues was 18.5 percent in the second quarter of 2009 compared to 21.2 percent during the year ago period. On a pro-forma basis (without considering the application of MFRS D-6 in 2008 and 2009) Homex´ operating margin for the second quarter of 2009 was 20.3 percent compared to 21.5 percent during the same period of last year and an improvement of 23 bps when compared to 20.1 percent during the first quarter of 2009,as a result of a more normalized level of SG&A as a percentage of revenues at 12.2 percent compared to 12.7 percent during the first three months of the year.

SECOND QUARTER 2009 RESULTS

Net comprehensive financing cost (CFC) during the second quarter of 2009 resulted in a positive balance of Ps.45 million compared to a Ps.96 million gain in the second quarter of 2008. The positive balance during both periods was mainly driven by the appreciation of the Mexican peso-relative to the U.S. dollar, reflected by the exchange rate used in the translation of Homex’ foreign currency-denominated debt.

As a percentage of revenues, net comprehensive financing cost was -1.0 percent in the second quarter of 2009 versus -2.2 percent in the second quarter of 2008.  The main drivers of this were:

a)
Net interest expense decreased to Ps.17 million during the second quarter of 2009 from Ps.33 million for the same period in the prior year.  The decrease was primarily due to a reduction in interest expense in connection with the capitalization of CFC previously recorded on a current basis.

b)
Foreign exchange gain decreased 52 percent in the second quarter of 2009 to Ps.62 million compared to Ps.129 million in 2008. The lower foreign exchange gain was mainly due to the capitalization of  CFC which includes the capitalization of foreign exchange changes.

Foreign exchange exposure and currency derivatives. As of June 30, 2009, Homex’ U.S. Dollar denominated debt was mainly limited to a US$250 million bond issued in 2005, with a single principal payment due at maturity in 2015. The Company has an interest-only swap that effectively minimizes the short and mid-term exchange risk in the interest payments. This interest-only swap currently has a positive mark-to-market value of approximately Ps.29 million. All of the Company’s U.S. Dollar denominated financial commitments for 2009 have been effectively hedged.

Net income for the second quarter of 2009 was Ps.666 million compared with Ps.722 million reported in the same period of 2008 partly driven by a higher cost of financing during the second quarter of 2009 compared to the same period last year as a result of a higher debt level, as well as the increase in SG&A expenses, discussed earlier.  Net income margin adjusted by foreign exchange items that did not represent a cash outlay for the Company would have been 11.4 percent.

Earnings per share for the second of 2009 quarter were Ps.1.99, as compared to Ps. 2.16 in the second quarter of 2008.

Adjusted EBITDA margin was 23.2 percent in the second quarter of  2009 from 24.0 percent in the same period last year. The lower margin is mainly derived from the increase in SG&A, discussed earlier.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the second quarter 2009 and 2008.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	2Q'09	2Q'08
Net Income	$666,450	$722,295
Depreciation	$92,572	$75,405
Capitalization of CFC	$84,828	$13,351
Beta Trademark amortization	$22,764	$22,764
Net comprehensive financing cost	$-45,280	$-96,183
Income tax	$263,161	$290,261
Minority interest	$10,250	$24,091
Adjusted EBITDA	$1,094,745	$1,051,984

SECOND QUARTER 2009 RESULTS

Land reserve.  As of June 30, 2009, Homex’ land reserve was 79.1 million square meters, which includes both the titled land and land in process of being titled without considering optioned land.  This is equivalent to 389,442 homes, of which 357,477 are reserved for the affordable entry-level and 31,965 represent the middle-income and higher-end segment. Homex’ Land inventory value as of June 30, 2009, was Ps.12.2 billion.

For 2009, Homex intends to follow a conservative  replacement strategy for land bank acquisitions thus minimizing investments. The Company’s current land bank is equivalent to approximately 5.5 years of future sales, based on forecasted sales.

Liquidity.  During the second quarter of 2009, the Company increased its total debt by Ps.89 million, of which Ps.301 million reflects the appreciation of the Mexican peso relative to the U.S. dollar exchange rate registered in the translation of Homex’ foreign currency-denominated debt. During the quarter the Company incurred additional debt of Ps.436 million to meet working capital requirements.. For the remainder of 2009, Homex intends to continue following a conservative working capital strategy to reduce land investment and capital expenditures. Additionally, the Company intends to continue to identify opportunities for additional cost savings while continuing its cost savings initiatives announced during 2008, including the reduction of corporate expenses, increasing the use of its aluminum mould technology and opportunities to consolidate branch operations.

As of June30, 2009, Homex’ weighted average debt maturity was 4.6 years, with 64 percent of the Company’s debt maturing between 2013 and 2015. The Company had net debt of Ps.7,133 million as of June 30, 2009 including the effects of  the appreciation of the Mexican peso relative to the U.S. dollar. Homex’  interest coverage was 64.3x. Without considering the adjustments pursuant to MFRS D-6 and only considering the net interest expense excluding foreign exchange losses generated during the period, the adjusted EBITDA-to-Net Interest Expense ratio would have been 5.2x in the second quarter of 2009. As of June 30, 2009, the Company had the following liquidity ratios:

•	Net debt: Ps. 7,133 million

•         Net debt-to- Adjusted EBITDA ratio: 1.62x

•         Debt to total capitalization ratio: 41 percent

Working Capital Cycle

Homex reported total receivables of 62.2 percent of revenues as of June 30, 2009, representing an increase when compared to the 54.4 percent reported as of June 30, 2008, and an improvement of 42 bps when compared to 62.6 percent as of March 31, 2009.

The period-end days in accounts receivable, calculated as of June 30, 2009, was 224 days, compared to 225 days as of March 31, 2009. Quarter-over-quarter, accounts receivable remained stable increasing  by only Ps.134 million.

During the second quarter of 2009, the Company used Ps.411 million for land purchases in line with the Company’s previously stated budget of Ps.700 million for land investments following a conservative replacement strategy. Total inventory was 376 days as of June 30, 2009 compared to 382 days as of March 31, 2009. Homex’ land inventory value as of June 30, 2009 was Ps.12.2 billion.

The period-end days in accounts payable, calculated as of June 30, 2009, was 143 days, compared to 154 days as of March 31, 2009.  Lower accounts payable days are mainly driven by a decrease of 16 days with respect to material suppliers, reflecting the continued liquidity and credit constraints for the Company’s material suppliers resulting in lower days of credit for Homex.

SECOND QUARTER 2009 RESULTS

Quarterly free cash flow generation resulted in a positive balance of Ps. 230 million, as a result of increased sales and improvements to the Company’s collection process, as well as lower capital expenditures in line with the Company’s conservative strategy to preserve cash.

WORKING CAPITAL CYCLE	2Q'09	2Q'08
Inventory* days	376	369
Turnover accounts receivable days	224	196
Turnover accounts payable days	143	206
Total Working Capital Cycle	457	359
*Includes land inventory, construction- in- process and construction material

2009 Guidance: The Company reaffirms its guidance for 2009 as published in December 2008:

2009 COMPANY GUIDANCE
Guidance 2009
Revenue Growth	8.0% to 10.0%
Adjusted EBITDA Margin (%)	23.0% to 24.0%

** * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse homebuilders in the country.  Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month period ended June 30, 2009 and 2008, which includes the Consolidated Balance Sheets as of  June 30, 2009 and 2008, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the three-month period ended June 30, 2009 and 2008.

SECOND QUARTER 2009 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2009 AND 2008

(Figures in thousands of pesos)	Jun-09		Jun-08		Change 09 / 08
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,517,476	4.8%	2,180,312	8.1%	-30.4%
Accounts receivable, net	12,110,121	38.7%	9,506,155	35.5%	27.4%
Inventories	14,840,484	47.4%	12,181,750	45.5%	21.8%
Other current assets	462,670	1.5%	432,616	1.6%	6.9%
Total current assets	28,930,751	92.4%	24,300,833	90.7%	19.1%

Property and equipment, net	1,239,339	4.0%	1,238,866	4.6%	0.0%
Goodwill	731,861	2.3%	731,861	2.7%	0.0%
Other assets	406,126	1.3%	506,525	1.9%	-19.8%
TOTAL	31,308,077	100.0%	26,778,085	100.0%	16.9%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	2,137,207	6.8%	1,134,744	4.2%	88.3%
Accounts payable	5,646,959	18.0%	6,804,809	25.4%	-17.0%
Advances from customers	407,647	1.3%	241,365	0.9%	68.9%
Taxes payable	199,586	0.6%	123,496	0.5%	61.6%
Total current liabilities	8,391,399		8,304,414		1.0%

Long-term notes payable to financial institutions	6,512,933	20.8%	3,923,503	14.7%	66.0%
Labor obligations	104,830	0.3%	103,063	0.4%	1.7%
Deferred income taxes	3,804,870	12.2%	3,344,452	12.5%	13.8%
Total liabilities	18,814,032	60.1%	15,675,432	58.5%	20.0%
STOCKHOLDERS' EQUITY
Common stock	528,011	1.7%	528,011	2.0%	0.0%
Additional paid-in capital	3,179,484	10.2%	3,180,882	11.9%	0.0%
Retained earnings	8,266,274	26.4%	6,965,647	26.0%	18.7%
Excess in restated stockholders' equity	399,948	1.3%	340,559	1.3%	17.4%
Cumulative initial effect of deferred income taxes	-157,828	-0.5%	-157,828	-0.6%	0.0%
Majority stockholders' equity	12,215,889	39.0%	10,857,271	40.5%	12.5%

Minority interest	278,156	0.9%	245,382	0.9%	13.4%
TOTAL STOCKHOLDERS' EQUITY	12,494,045	39.9%	11,102,653	41.5%	12.5%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,308,077	100.0%	26,778,085	100.0%	16.9%

SECOND QUARTER 2009 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF SECOND QUARTER 2009 WITH SECOND QUARTER 2008

(Figures in thousands of pesos)	2Q'09		2Q'08		Change 09 / 08
REVENUES
Affordable-entry level revenue	3,711,284	78.5%	3,377,817	77.1%	9.9%
Middle income housing revenue	992,235	21.0%	974,139	22.2%	1.9%
Other revenues	23,321	0.5%	29,129	0.7%	-19.9%
TOTAL REVENUES	4,726,840	100.0%	4,381,085	100.0%	7.9%

Cost	3,190,643	67.5%	2,948,894	67.3%	8.2%
Capitalization of CFC	84,828	1.8%	13,351	0.3%	535.4%
TOTAL COSTS	3,275,471	69.3%	2,962,245	67.6%	10.6%

GROSS PROFIT	1,451,369	30.7%	1,418,840	32.4%	2.3%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	552,320	11.7%	469,204	10.7%	17.7%
Beta Trademark amortization	22,764	0.5%	22,764	0.5%	0.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	575,084	12.2%	491,968	11.2%	16.9%

OPERATING INCOME	876,285	18.5%	926,872	21.2%	-5.5%
OTHER (EXPENSES) INCOME, NET	18,296	0.4%	13,593	0.3%	34.6%
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	52,163	1.1%	79,619	1.8%	-34.5%
Interest income	-35,135	-0.7%	-46,987	-1.1%	-
Foreign exchange loss (gain)	-62,309	-1.3%	-128,814	-2.9%	-
	-45,280	-1.0%	-96,182	-2.2%	-

INCOME BEFORE INCOME TAX	939,861	19.9%	1,036,647	23.7%	-9.3%

INCOME TAX	263,161	5.6%	290,260	6.6%	-9.3%
NET INCOME	676,700	14.3%	746,387	17.0%	-9.3%
MAJORITY INTEREST	666,450	14.1%	722,296	16.5%	-7.7%
MINORITY INTEREST	10,250	0.2%	24,091	0.5%	-57.5%
NET INCOME	666,450	14.1%	722,296	16.5%	-7.7%
Earnings per share	1.99	0.0%	2.16	0.0%	-7.7%

Adjusted EBITDA	1,094,745	23.2%	1,051,984	24.0%	4.1%

SECOND QUARTER 2009 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF SIX MONTHS 2009 WITH SIX MONTHS 2008

(Figures in thousands of pesos)	2009 Acum		2008 Acum		Change 09 / 08
REVENUES
Affordable-entry level revenue	6,669,786	78.5%	6,055,874	77.0%	10.1%
Middle income housing revenue	1,775,615	20.9%	1,751,499	22.3%	1.4%
Other revenues	50,651	0.6%	55,079	0.7%	-8.0%
TOTAL REVENUES	8,496,052	100.0%	7,862,452	100.0%	8.1%

Cost	5,727,323	67.4%	5,290,063	67.3%	8.3%
Capitalization of CFC	362,712	4.3%	58,156	0.7%	523.7%
TOTAL COSTS	6,090,035	71.7%	5,348,219	68.0%	13.9%

GROSS PROFIT	2,406,018	28.3%	2,514,233	32.0%	-4.3%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	1,007,315	11.9%	839,471	10.7%	20.0%
Beta Trademark amortization	45,527	0.5%	45,527	0.6%	0.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	1,052,842	12.4%	884,998	11.3%	19.0%

OPERATING INCOME	1,353,176	15.9%	1,629,235	20.7%	-16.9%
OTHER (EXPENSES) INCOME, NET	7,672	0.1%	18,362	0.2%	-58.2%
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	86,025	1.0%	142,911	1.8%	-39.8%
Interest income	-90,473	-1.1%	-82,792	-1.1%	-
Foreign exchange loss (gain)	-5,259	-0.1%	-174,209	-2.2%	-
	-9,707	-0.1%	-114,090	-1.5%	-

INCOME BEFORE INCOME TAX	1,370,554	16.1%	1,761,687	22.4%	-22.2%

INCOME TAX	392,369	4.6%	490,472	6.2%	-20.0%
NET INCOME	978,185	11.5%	1,271,215	16.2%	-23.1%
MAJORITY INTEREST	946,372	11.1%	1,226,622	15.6%	-22.8%
MINORITY INTEREST	31,813	0.4%	44,593	0.6%	-28.7%
NET INCOME	946,372	11.1%	1,226,622	15.6%	-22.8%
Earnings per share	2.83		3.66		-22.8%

Adjusted EBITDA	1,953,909	23.0%	1,897,025	24.1%	3.0%

SECOND QUARTER 2009 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2009 AND 2008

(thousands of pesos)
	2009	2008
Net income	946,372	1,226,622
Non-cash items:
Depreciation	184,822	145,745
Minority interest	31,813	44,593
Amortization of Trademark Beta	45,527	45,527
Deferred income taxes	392,369	490,472
	1,600,903	1,952,959
(Increase) decrease in:
Trade accounts receivable	(300,023)	(1,797,119)
Inventories (w/land)	(479,183)	(698,637)
Trade accounts payable	(1,108,759)	(399,167)
Other A&L, net	(281,136)	(274,326)
Changes in operating assets and liabilities	(2,169,101)	(3,169,249)

Operating cash flow	(568,198)	(1,216,290)

Capex	(21,233)	(228,882)

Free cash flow	(589,431)	(1,445,172)

Net financing activities	838,723	1,262,560

Net (decrease) increase in cash and cash equivalents	249,292	(182,612)

Balance at beginning of period	1,268,185	2,362,924

Balance at end of period	1,517,477	2,180,312

SECOND QUARTER 2009 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: July 27, 2009

By: Carlos Moctezuma
Name: Carlos Moctezuma
Title: Chief Financial Officer

By: Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer